UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Landmark Infrastructure Partners LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

51508J108

(CUSIP Number)

DigitalBridge Group, Inc.

Attention: Ronald M. Sanders, Esq.

750 Park of Commerce Drive, Suite 210

Boca Raton, Florida 33487

(561) 570-4644

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 24, 2021 (August 21, 2021)

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons LANDMARK DIVIDEND LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,360,308
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,360,308

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,360,308
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 13.2%
14	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons DIGITAL LD MANAGEMENT / NON-REIT HOLDINGS, LP
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,360,308
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,360,308

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,360,308
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 13.2%
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons DIGITAL LD GP, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,360,308
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,360,308

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,360,308
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 13.2%
14	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons DCP II LD MANAGEMENT / NON-REIT HOLDCO, LP
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,360,308
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,360,308
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,360,308
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 13.2%
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons DIGITAL LD HOLDCO GP, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,360,308
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,360,308

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,360,308
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 13.2%
14	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons DIGITAL COLONY II (DE AIV), LP
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,360,308
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,360,308

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,360,308
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 13.2%
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons DIGITAL COLONY II GP, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,360,308
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,360,308

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,360,308
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 13.2%
14	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons COLONY DCP II HOLDCO, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,360,308
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,360,308

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,360,308
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 13.2%
14	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons DIGITALBRIDGE OPERATING COMPANY, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,360,308
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,360,308

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,360,308
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 13.2%
14	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons DIGITALBRIDGE GROUP, INC.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization MARYLAND

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,360,308
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,360,308

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,360,308
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 13.2%
14	Type of Reporting Person (See Instructions) CO

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D updates the information relating to the current beneficial owners and amends Items 3, 4, 6 and 7 of the Schedule 13D filed by Landmark Dividend LLC, Digital LD Management / Non-REIT Holdings, LP, Digital LD GP, LLC, DCP II LD Management / Non-REIT HoldCo, LP, Digital LD HoldCo GP, LLC, Digital Colony II (DE AIV), LP, Digital Colony II GP, LLC, Digital Colony II GP, LLC, DigitalBridge Operating Company, LLC (formerly known as Colony Capital Operating Company, LLC), Colony DCP II HoldCo, LLC and DigitalBridge Group, Inc. (formerly known as Colony Capital, Inc.) (collectively, the “Reporting Persons”) with the Securities and Exchange Commission on June 2, 2021 (the “Original 13D”). All references in the Original 13D to Colony Capital, Inc. shall now be deemed references to DigitalBridge Group, Inc. All references in the Original 13D to Colony Capital Operating Company, LLC shall now be deemed references to DigitalBridge Operating Company, LLC.

Item 3. Source and Amount of Funds or Other Consideration.

The information previously provided in response to Item 3 is hereby amended and supplemented by adding the following paragraphs:

Pursuant to the Transaction Agreement (as defined below), among other things, Landmark Infrastructure Partners LP, a Delaware limited partnership (the “Partnership”) will merge with and into Digital LD MergerCo LLC, a Delaware limited liability company and an affiliate of the Reporting Persons (“Merger Sub”) (the “Second Partnership Merger”), with Merger Sub surviving the Second Partnership Merger, directly or indirectly owned by certain affiliates of the Reporting Persons. The descriptions of the Second Partnership Merger and the Transaction Agreement set forth in Item 4 below are incorporated by reference in their entirety into this Item 3. The Transactions (as defined below) consideration will be funded by a combination of debt and equity capital arranged by the Reporting Persons and their affiliates.

Concurrently with the execution of the Transaction Agreement, Truist Bank, Truist Securities, Inc., Citizens Bank, N.A., Royal Bank of Canada, RBC Capital Markets, The Toronto-Dominion Bank, New York Branch and TD Securities (USA) LLC (collectively, the “Commitment Parties”) issued a commitment letter (the “Debt Commitment Letter”), which was accepted by LM DV Infra (as defined below), pursuant to which the Commitment Parties agreed to arrange and underwrite debt financing in an aggregate amount of up to $500 million pursuant to a revolving credit facility to fund a portion of the Transactions consideration pursuant to the Transaction Agreement, subject to various customary terms and conditions contained in the Debt Commitment Letter.

Concurrently with the execution of the Transaction Agreement, the Buyer Parties (as defined below) entered into an Equity Commitment Letter (the “Equity Commitment Letter”), dated August 21, 2021, with Digital Colony Partners II, LP (the “Equity Investor”), pursuant to which the Equity Investor has agreed to directly or indirectly, contribute proceeds to LM DV Infra for an aggregate amount of $510 million, solely for the purposes of financing the transactions contemplated by the Transaction Agreement, including the payment of a portion of the Transactions consideration.

The foregoing descriptions of the Debt Commitment Letter and the Equity Commitment Letter do not purport to be complete and are qualified in their entirety by the full text of such agreements, which are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

Item 4. Purpose of Transaction.

The information previously provided in response to this Item 4 is hereby amended and supplemented by adding the following paragraphs:

Transaction Agreement

On August 21, 2021, the Partnership, together with its general partner, Landmark Infrastructure Partners GP LLC, a Delaware limited liability company (the “Partnership GP”) and its subsidiaries Landmark Infrastructure REIT LLC, a Delaware limited liability company (“REIT LLC”) and Landmark Infrastructure Inc., a Delaware corporation (“REIT Subsidiary”, and together with the Partnership, the Partnership GP and REIT LLC, the “Partnership Parties”) entered into a definitive Transaction Agreement (the “Transaction Agreement”) with LM DV

Infrastructure, LLC, a Delaware limited liability company (“LM DV Infra”), LM Infra Acquisition Company, LLC, a Delaware limited liability company (“LM Infra”), Merger Sub, Digital LD MergerCo II LLC, a Delaware limited liability company (“Merger Sub II”, and together with LM DV Infra, LM Infra and Merger Sub, the “Buyer Parties”) and, solely for purposes set forth therein, Landmark Dividend LLC, a Delaware limited liability company (“Landmark Dividend”).

Pursuant to the Transaction Agreement and subject to the satisfaction or waiver of certain conditions therein, LM Infra will acquire all of the assets of the Partnership through the following series of transactions: (a) LM DV Infra and its subsidiaries will acquire subsidiaries of REIT Subsidiary and REIT LLC (the “Equity Sale”), (b) REIT LLC will then merge with and into REIT Subsidiary, with REIT Subsidiary surviving the merger (the “First REIT Merger”), (c) REIT Subsidiary will then merge with and into the Partnership, with the Partnership surviving the merger (the “Second REIT Merger”), (d) Merger Sub II will then merge with and into the Partnership (the “First Partnership Merger”), with the Partnership surviving the First Partnership Merger and (e) the Partnership will then merge with and into Merger Sub (the “Second Partnership Merger” and, together with the Equity Sales, the First REIT Merger, Second REIT Merger and the First Partnership Merger, the “Transactions”), with Merger Sub surviving the Second Partnership Merger. As a result of the Transactions, the Common Units will be delisted from the NASDAQ Global Market.

Under the terms of the Transaction Agreement, at the effective time of the First Partnership Merger (the “First Partnership Merger Effective Time”), (a) each issued and outstanding Common Unit (as defined in the Fourth Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of April 2, 2018 (the “Partnership Agreement”)), other than those Common Units owned by Landmark Dividend or its affiliates (such Common Units, the “Landmark Dividend Common Units”), will be converted into the right to receive $16.50 per Common Unit in cash without any interest thereon (the “Partnership Unaffiliated Unitholders Consideration”); (b) each issued and outstanding Series A Preferred Unit (as defined in the Partnership Agreement) will be converted into the right to receive $25.00 plus the amount of any accumulated and unpaid distributions per Series A Preferred Unit in cash without any interest thereon; (c) each issued and outstanding Series B Preferred Unit (as defined in the Partnership Agreement) will be converted into the right to receive $25.00 plus the amount of any accumulated and unpaid distributions per Series B Preferred Unit in cash without any interest thereon and (d) each issued and outstanding Series C Preferred Unit (as defined in the Partnership Agreement) will be converted into the right to receive the greater of (1) $25.00 plus the amount of any accumulated and unpaid distributions per Series C Preferred Unit to, but not including, the date of the First Partnership Merger Effective Time plus the amount of any distributions that would have accrued from the date of the First Partnership Merger Effective Time to, but not including, the fiftieth (50th) Business Day following the First Partnership Merger Effective Time and (2) the sum of (i) the product of (x) the Alternative Conversion Amount (as defined in the Partnership Agreement) multiplied by (y) Partnership Unaffiliated Unitholders Consideration plus (ii) the amount of any accumulated and unpaid distributions for all prior Series C Distribution Periods (as defined in the Partnership Agreement) ending on or prior to the twentieth (20th) Business Day following the First Partnership Merger Effective Time, per Series C Preferred Unit in cash without any interest thereon.

At the effective time of the Second Partnership Merger, each issued and outstanding Landmark Dividend Common Unit and all Incentive Distribution Rights (as defined in the Partnership Agreement) will be converted into the right for Landmark Dividend or its affiliates to receive a certain promissory note in an amount specified by LM DV Infra and the General Partner Interest (as defined in the Partnership Agreement) will be cancelled and retired and will cease to exist and no consideration will be delivered in exchange for such General Partner Interest.

The conflicts committee (the “Conflicts Committee”) of the Board of Directors of the Partnership GP (the “Board”) has, by unanimous vote, in good faith, (a) determined that the Transaction Agreement and the consummation of the transactions contemplated thereby, including the Transactions, are in the best interests of the Partnership, including the holders of Common Units other than the Partnership GP and its affiliates (including the Buyer Parties and their Affiliates), (b) approved the Transaction Agreement and the transactions contemplated thereby, including the Transactions, which action constituted “Special Approval” as defined in the Partnership Agreement, and (c) recommended that the Board approve the Transaction Agreement, the execution, delivery and performance of the Transaction Agreement and the consummation of the transactions contemplated thereby, including the Transactions. The Conflicts Committee, which is comprised entirely of independent directors, retained independent legal and financial advisors to assist in evaluating and negotiating the Transaction Agreement and the Transactions.

Completion of the Transactions is conditioned upon, among other things: (a) approval of the Transaction Agreement and the Transactions by holders of at least a majority of the issued and outstanding Common Units of the Partnership (the “Partnership Unitholder Approval”), (b) all required filings, approvals and clearances of any governmental authority in connection with the Transactions having been obtained and the expiry or termination of any applicable waiting periods and (c) the absence of certain legal injunctions or impediments prohibiting the Transactions (“Restraints”).

Pursuant to the terms of the Transaction Agreement, Landmark Dividend agreed to vote all Common Units then owned beneficially or of record by it in favor of the approval of the Transaction Agreement and the Transactions and Landmark Dividend and each of the Buyer Parties agreed not to, and to cause each of their subsidiaries not to, directly or indirectly, transfer, assign or otherwise dispose of any Common Units owned by Landmark Dividend, such Buyer Party or its subsidiaries, other than to any of their respective affiliates. During the pendency of the Transactions, the Reporting Persons or their affiliates may, at any time and from time to time, acquire additional securities of the Issuer in the open market or in privately negotiated transactions.

The Transaction Agreement contains provisions granting each of the Partnership and LM Infra the right to terminate the Transaction Agreement for certain reasons, including, among others, (a) by the mutual written consent of the Partnership and LM Infra; (b) if the Transactions have not been consummated on or before February 21, 2022 (the “Outside Date”) as such date may be extended for a period of up to ninety (90) days by either the Partnership or LM Infra by delivering written notice prior to such date in the event that any required regulatory approvals shall not have been obtained prior to such date, (c) if any Restraint shall be in effect, and has become final and nonappealable; or (d) if the Partnership Unitholder Meeting shall have concluded and the Partnership Unitholder Approval shall not have been obtained.

The Transaction Agreement contains provisions granting the Partnership the right to terminate the Transaction Agreement for certain reasons, including, among others, (a) if, under certain conditions, any Buyer Party shall have breached or failed to perform its representations, warranties, covenants or agreements set forth in the Transaction Agreement, which breach or failure (x) would give rise to a failure of certain of the conditions to the Partnership’s obligations to consummate the Transactions under the Transaction Agreement and (y) is incapable of being cured or is not cured within the earlier of 30 days of written notice of such breach or failure by the Partnership or the Outside Date; or (b) if, under certain conditions, the Partnership GP has confirmed by irrevocable written notice to LM Infra that certain closing conditions are satisfied and will remain satisfied, each Partnership Party is ready, willing and able to consummate the Transactions, and Buyer Parties fail to consummate the Transactions within five business days of such notice.

The Transaction Agreement contains provisions granting LM Infra the right to terminate the Transaction Agreement for certain reasons, including, (a) if, under certain conditions, the Partnership or the Partnership GP shall have breached or failed to perform their representations, warranties, covenants or agreements set forth in the Transaction Agreement, which breach or failure (x) would give rise to a failure of certain of the conditions to the applicable Buyer Parties’ obligations to consummate the Transactions under the Transaction Agreement and (y) is incapable of being cured or is not cured within the earlier of 30 days of written notice of such breach or failure by LM Infra or the Outside Date; or (b) a Partnership Adverse Recommendation Change (as defined in the Transaction Agreement) shall have occurred, unless the Partnership Shareholder Approval shall have occurred.

The Transaction Agreement provides that upon termination of the Transaction Agreement under certain circumstances, the Partnership will be obligated to pay LM Infra a termination fee equal to $7.3 million, and that upon termination of the Transaction Agreement under certain other circumstances, Landmark Dividend or its designee will be obligated to pay the Partnership a termination fee equal to $18.25 million.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Items 3 and 4 of this Schedule 13D is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

The information previously provided in response to this Item 7 is hereby amended and supplemented by adding the following:

Exhibit 99.3 –	Commitment Letter, dated August 21, 2021, by and among LM DV Infrastructure, LLC, Truist Bank, Truist Securities, Inc., Citizens Bank, N.A., Royal Bank of Canada, RBC Capital Markets, The Toronto-Dominion Bank, New York Brach and TD Securities (USA) LLC.

Exhibit 99.4 –	Equity Commitment Letter, dated August 21, 2021, by and among Digital Colony Partners II, LP, LM DV Infrastructure, LLC, LM Infra Acquisition Company, LLC, Digital LD MergerCo LLC and Digital LD MergerCo II LLC.

Exhibit 99.5 –	Transaction Agreement, dated August 21, 2021, by and among LM DV Infrastructure, LLC, LM Infra Acquisition Company, LLC, Digital LD MergerCo LLC, Digital LD MergerCo II LLC, Landmark Infrastructure Inc., Landmark Infrastructure REIT LLC, Landmark Infrastructure Partners LP, Landmark Infrastructure Partners GP LLC and Landmark Dividend LLC (solely for purposes set forth therein) (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filled by Landmark Infrastructure Partners LP on August 24, 2021).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 24, 2021

LANDMARK DIVIDEND LLC

By:	/s/ Arthur P. Brazy, Jr.
Name: Arthur P. Brazy, Jr.
Title: Chief Executive Officer

DIGITAL LD MANAGEMENT / NON-REIT HOLDINGS, LP
By:	Digital LD GP, LLC, its general partner

By:	/s/ Geoffrey Goldschein
Name: Geoffrey Goldschein
Title: Vice President

DIGITAL LD GP, LLC

By:	/s/ Geoffrey Goldschein
Name: Geoffrey Goldschein
Title: Vice President

DCP II LD MANAGEMENT / NON-REIT HOLDCO, LP
By: Digital LD HoldCo GP, LLC, its general partner

By:	/s/ Geoffrey Goldschein
Name: Geoffrey Goldschein
Title: Vice President

DIGITAL LD HOLDCO GP, LLC

By:	/s/ Geoffrey Goldschein
Name: Geoffrey Goldschein
Title: Vice President

DIGITAL COLONY II (DE AIV), LP
By: Digital Colony II GP, LLC, its general partner

By:	/s/ Ronald M. Sanders
Name: Ronald M. Sanders
Title: Vice President

DIGITAL COLONY II GP, LLC

By:	/s/ Ronald M. Sanders
Name: Ronald M. Sanders
Title: Vice President

COLONY DCP II HOLDCO, LLC

By:	/s/ Ronald M. Sanders
Name: Ronald M. Sanders
Title: Vice President

DIGITALBRIDGE OPERATING COMPANY, LLC

By:	/s/ Ronald M. Sanders
Name: Ronald M. Sanders
Title: Vice President, Secretary

DIGITALBRIDGE GROUP, INC.

By:	/s/ Ronald M. Sanders
Name: Ronald M. Sanders
Title: Executive Vice President, Chief Legal Officer and Secretary